EXHIBIT 7.2

ASSET PURCHASE AGREEMENT

This Agreement entered into on March 28th, 2021 between Cann American Corp., a Wyoming company, (Buyer) and Bradley Hanger of Perry, Oklahoma, (Seller). Wherein Buyer intends to purchased an asset, Hourglass Enterprises, LLC an Oklahoma company.

Whereas Seller is the sole President and owner and wishes to sell Hourglass Enterprises,LLC to Buyer who wishes to purchase Hourglass Enterprises in consideration of $25,000.00 (twenty five thousand) USD and agrees to turn over all rights associated with Hourglass Enterprises.

The parties further Agree that Buyer will pay the $25,000.00 USD within 10 (ten) days of this Agreement or the Agreement shall be null and void.

This Asset Purchase Agreement finalized this 28th day of March 2021.

Jason Black - President/CEO	Bradley Hanger — President
Cann American Corp.	Hourglass Enterprises, LLC

/s/ Jason Black	/s/ Bradley Hanger

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Cann American Corp.
(the ͞Company”)

Special Meeting of the Board of Directors

Effective Date of Meeting, April 5, 2021

Pursuant to the Wyoming Revised Statutes and the Bylaws of the Company, the undersigned being all of the Directors of the Company, a Wyoming Corporation, consents, without the formality of convening a meeting, to the following actions of the Company:

Acquisition of Subsidiary

Be it RESOLVED that:

1.     The Directors approve the acquisition of Hourglass Enterprises, LLC as a wholly owned subsidiary of the Company.

Jason Black
Director/CEO
Cann American Corp.

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Cann American Corp.
(the “Company”)

Special Meeting of the Stockholders

Effective Date of Special Meeting: April 5th, 2021

Pursuant to the Wyoming Revised Statutes and Article 3.4 of the Bylaws of the Company, “ Special meetings of the stockholders of the corporation may be called by the Chairman of the Board of Directors or the Board of Directors.”, the undersigned being all the Directors of the Company, a Wyoming Corporation, calls this Special Meeting of the Stockholders as set forth below:

Approval of Divestment of Subsidiary

Whereas pursuant to Article 3.7 of the Bylaws of the Company: “Any action which may be taken by the vote of stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power,”, and

Whereas the undersigned being the stockholder of all 500,000 Series A preferred shares and 1,500,000 Series B preferred shares, and

Whereas the Series A, if one share is issued, the total aggregate being equal to 4 times that of every issued and outstanding Common and Series B share combined, and

Whereas each Series B has a value of 2.50 per share divided by the par value of .0001 of the Common shares, and

Whereas pursuant to Article 3.12 of the Bylaws of the Company: “each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders,”, and

Whereas the undersigned holds in excess of more than 51% of all votes

Be it Resolved that:

1.       The Stockholders, by authorized consent and a vote of the majority stockholder, in lieu of calling meeting of the stockholders consents to the Board of director's resolution held on April, 5 2021, whereas the Company shall acquire Hourglass Enterprises LLC as a wholly owned subsidiary.

By:

Jason Black

Director/President/CEO and
Majority Stockholder

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